Peptinovo Biopharma Inc.

Annual Report 2026

Annual Report 2026

Throughout this document, mentions of Peptinovo Biopharma Inc. refer to Peptinovo Biopharma Inc., a Delaware corporation formed on April 29, 2020 in Delaware (the “Company”). The Company’s physical address is 600 S. Wagner, Ann Arbor, MI 48103.

You may contact the Company by emailing steve.tokarz@peptinovo.com. This annual report is posted on the Company’s website, www.peptinovo.com. The Company may provide additional, occasional updates to investors via Silicon Prairie Capital Partners, LLC’s website.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Peptinovo Biopharma Inc. ("Peptinovo" or "Company") is a corporation formed on April 29, 2020, in Delaware. The Company's physical address is 600 S. Wagner, Ann Arbor, MI 48103. The Company's web site may be accessed at www.peptinovo.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Steve Tokarz

Board positions with Peptinovo Biopharma Inc.

Dates	Position	Principal Occupation
4/9/2020 - Current	Director	Entrepreneur

Positions with Peptinovo Biopharma Inc.

Dates	Position	Responsibilities
4/9/2020 - Current	CEO	Overseeing and managing all aspects of the business

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2015 - Current	Cantilever Business Partners LLC / Cantilever Funds	Managing Partner. Management Consulting. Providing contract business services to clients.
2015 - Current	Cantilever Funds	General Partner. Investment fund sourcing of investors and managing investment of fund capital.

Ren Homan

Board positions with Peptinovo Biopharma Inc.

Dates	Position	Principal Occupation
4/9/2020 - Current	Director	Scientist

Positions with Peptinovo Biopharma Inc.

Dates	Position	Responsibilities
4/9/2020 - Current	President and CSO	Overseeing the research and development of company products

Michael Mortlock

Board positions with Peptinovo Biopharma Inc.

Dates	Position	Principal Occupation
4/9/2020 - Current	Director	Principal Accounting Officer

Positions with Peptinovo Biopharma Inc.

Dates	Position	Responsibilities
4/9/2020 - Current	Principal	Typical CFO responsibilities for accounting, reporting

	Accounting Officer	and financial planning

Business Experience Dates	Organization	Title, Principal Business, and Responsibilities
2015 - Current	Cantilever Business Partners LLC	Managing Partner. Management Consulting. Providing contract business services to clients.
2015 - Current	Cantilever Funds	General Partner. Investment fund. Sourcing of investors and managing investment of fund capital.
8/1/2018 - Current	Stabilux Biosciences Inc.	Principal Financial Officer. Diagnostic chemical development. Typical CFO responsibilities for accounting, reporting and financial planning.

Fred Brown

Board positions with Peptinovo Biopharma Inc.

Dates	Position	Principal Occupation
4/9/2020 - Current	Director	Business, Regulatory and Pharma Consultant (Self-employed)

Business Experience Dates	Organization	Title, Principal Business, and Responsibilities
1/13 - Current	Fred Brown Management Consulting	CEO. Management consulting services. Selling and delivering management consulting services
1/12 - Current	WarmiLu	Board Member. Infant warming blankets manufacturing.
4/23 - Current	ArtiMed	CEO. AI SSDI solutions software services. Developing, selling and delivering AI SSDI solutions to payors and providers
7/24 - Current	PharmaJet	Board Member. Needle-free delivery systems manufacturing. Developing, manufacturing, selling and delivering needle-free delivery systems for vaccines and therapeutics.

6/21 - 6/23	Deloitte	Management Consultant. Management consulting services. Selling and delivering management consulting services.

David Romenesko

Board positions with Peptinovo Biopharma Inc.

Dates	Position	Principal Occupation
12/22/2022 - Current	Director	Investor (Retired)

Business Experience Dates	Organization	Title, Principal Business, and Responsibilities
8/1986 - 9/2022	Legacy Wealth Advisors	Founder/Owner. Investment Advisor / Financial Planning.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Ren Homan owns 2,230,000 shares of Common Stock and 295,345 shares of Series A Preferred Stock, representing a voting power of 28.01%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Peptinovo Biopharma Inc. is a pharmaceutical development company developing a patented drug delivery platform (PALM™ - Peptide-Amphiphile Lipid Micelle) to deliver existing chemotherapy drugs directly inside cancer cells while avoiding healthy nerve cells that are typically damaged by current delivery methods. The Company's smart drug delivery platform exploits a metabolic pathway that cancer cells need to grow, hijacking the HDL pathway to transport approved chemotherapies into the cell to destroy the cancer, enabling chemotherapy to reach its full destructive potential.

The Company's goal is to develop products through Phase 1a/1b clinical trials, at which point a pharmaceutical partner will bring the product to market. The Company has completed pharmaceutical development, finished final pre-clinical animal testing, completed first manufacturing runs, and received U.S. Patent 10,532,105 for its composition of matter, with other filings in process. The Company has established an Australian subsidiary (Peptinovo Biopharma Pty Ltd.) to conduct clinical testing, which provides a less expensive and faster FDA approval pathway.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company currently has 4 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

• Clinical plan targets: There is a risk of pursuing trials that move away from proven small molecule approaches. First-in-human trials need only be a base hit to be a home run for the platform, but clinical design may fail to choose the best patient populations that will favorably respond to the Company's initial chemotherapy target.

• Pre-clinical stage: Though Peptinovo has compelling animal studies showing effectiveness in delivery, efficacy of the chemotherapy, and minimization of serious side effects, IND and human trials are yet to be done. The product has not been evaluated in humans and there is no guarantee that favorable results observed from animal testing will directly translate to humans.

• Market competition: The cancer market in general has many new promising agents, including immunotherapies and targeted therapies, that could reduce the demand for chemotherapy as a treatment option.

• Fundraising risk: Fundraising in the current environment could hamper a capital-intensive process. Peptinovo may not receive enough funding to commercialize and launch its initial product. The company may fail to raise the funds needed to complete initial first-in-human trials.

• Key person risk: As a small management team, the loss of any management team member may have a material adverse effect on Peptinovo's operations and ability to execute its business plan.

• Going concern: The Company has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses. There is substantial doubt about the Company's ability to continue as a going concern.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Series A Preferred Stock	6,779,741	4,693,079	Yes	Series A Preferred Stockholders have various rights set forth in the Company's governing

				documents, including the Investors' Rights Agreement, Voting Agreement, and ROFR & Co-Sale Agreement.
Series A Non-Voting Preferred Stock	24,666	23,926	No	Series A Non-Voting Preferred Stockholders have various rights set forth in the Company's governing documents, including the Investors' Rights Agreement, Voting Agreement, and ROFR & Co-Sale Agreement.
Common Stock	12,402,291	4,323,930	No	Common Stockholders have certain information rights and other mandatory rights afforded under Delaware General Corporation Law.

Those investors that participated in our offering via Silicon Prairie Capital Partners, LLC have no voting rights.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Silicon Prairie Capital Partners, LLC offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Based on similar companies raising Series A funding at a comparable stage, and discussions with potential investors, the Company was estimated to be valued at $19 million before funding. This number was divided by the current common stock outstanding, plus authorized options. In future corporate actions, securities may be valued using comparable methodologies, including analysis of comparable company transactions, discounted cash flow analysis, or third-party valuations, as appropriate for the circumstances of each transaction.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Peptinovo Biopharma Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Silicon Prairie Capital Partners, LLC have a minority ownership in Peptinovo Biopharma Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Silicon Prairie Capital Partners, LLC investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Silicon Prairie Capital Partners, LLC investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Silicon Prairie Capital Partners, LLC may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the

seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Ren Homan	$150,000	10%	12/31/2027
MRP-F19, LLC	$9,000,000	12%	11/1/2027

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
03/05/2025	Series A Non-Voting Preferred Stock	$81,000	Regulation Crowdfunding	Operating expenses, R&D, patent expenses
9/10/2025	Series A Preferred Stock	$ 8,746,300 (of which $8,681,300 converted into Series A Preferred Shares)	Regulation D	Operating expenses, R&D, patent expenses

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Peptinovo currently has no revenue, as the Company is developing products to engage in clinical testing and in-human FDA trials. Development and testing has been funded to date entirely through private investment.

As of the most recent fiscal year-end (December 31, 2025), the Company had total assets of $1,624,769, cash and cash equivalents of $137,173, short-term debt of $7,954,868, and no long-term debt. Revenue for the most recent fiscal year was $2,585 and net income (loss) was $(5,603,365).

For the prior fiscal year (December 31, 2024), the Company had total assets of $3,058,495, cash and cash equivalents of $430,647, short-term debt of $1,426,654, and long-term debt of $2,000,000. Revenue was $2,483 and net income (loss) was $(4,803,155).

The Company has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses. The Company's ability to continue as a going concern is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. These factors raise substantial doubt about the ability of the Company to continue as a going concern.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Peptinovo Biopharma Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Peptinovo Biopharma Inc. will file a report electronically with the SEC annually and post the report on its web site (www.peptinovo.com) no later than 120 days after the end of each fiscal year covered by the report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Peptinovo Biopharma, Inc.
(Issuer)
By

Signed by:
Steve Tokarz (PBI)
77BEF5131D70426...

Steve Tokarz, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Ren Homan
4AAE57967987446...

Ren Homan, President and Director

4/29/2026

(Date)

Signed by:
Steve Tokarz (PBI)
77BEF5131D70426...

Steve Tokarz, CEO and Director

4/29/2026

(Date)

DocuSigned by:
Fred Brown
7C1F44410426421...

Fred Brown, Director

4/29/2026

(Date)

Signed by:
David Romenesko
E46CE588BD954D7...

David Romenesko, Director

4/29/2026

(Date)

DocuSigned by:
Michael Mortlock
740857EA85AD4B2...

Michael Mortlock, Chief Accounting Officer

4/29/2026

(Date)